INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)

Report Pursuant to Rule 17a-5(d)

December 31, 2024

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)

TABLE OF CONTENTS

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	823,728
Deposit with clearing organization		103,711
Receivable from clearing organization		40,212
Prepaid expenses		468
Total Assets	$	968,119

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable and accrued liabilities	$	113,706
Total liabilities		113,706
Partners' capital		854,413
Total Liabilities and Partners' Capital	$	968,119

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Income
For the Year Ended December 31, 2024

Revenues:		
Commissions income	$	498,748
Advisory fee income		280,456
Distribution fees		505,203
Group annuity income		172,890
Interest		26,377
Other revenue		8,233
Total revenues		1,491,907
Expenses:		
Commissions		725,588
Employee compensation and benefits		273,625
Lease and other shared expenses		38,112
Clearing fees		26,716
Communications		2,917
Professional fees		20,838
Dues and subscriptions		23,413
Other expenses		35,951
Total expenses		1,147,160
Net Income	$	344,747

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2024

Balance as of December 31, 2023	$	709,666
Dividends paid		(200,000)
Net income		344,747
Balance as of December 31, 2024	$	854,413

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:	
Net income	$ 344,747
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
(Increase) decrease in assets:	
Deposit with clearing organization	(3,711)
Receivable from clearing organization	264
Prepaid expenses	200
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	45,034
Net cash provided (used) by operating activities	386,534
Cash flows from financing activities:	
Dividends paid	(200,000)
Net cash provided (used) by financing activities:	(200,000)
Net increase in cash	186,534
Cash at beginning of year	637,194
Cash at end of year	$ 823,728

The accompanying notes are an integral part of these financial statements.

Note 1   Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Investors Brokerage of Texas, Ltd (the "Company") is a limited partnership organized under the laws of the State of Texas. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii) and paragraph 74 of SEC Release 34-70073, whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis or limits its activities to those that are considered the activities of a "Non-covered Firm". The Company promptly transmits all customer funds and securities. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The majority of the Company's customers are located in the central and south Texas areas. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the broker-dealer industry.

The accompanying financial statements include only the accounts of the Company. The general partner (0.1%) is Insurors General Partner, LLC, which is a wholly-owned subsidiary of the limited partner (99.9%), Insurors.com, Inc. (the "Parent"). The Parent is owned by individual shareholders.

The Company carries no customer cash accounts, margin accounts or credit balances and promptly transmits all customer funds and delivers all securities received in connection with its activities to its clearing broker, Hilltop Securities in Dallas, Texas.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Note 1   Summary of Significant Accounting Policies, continued

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis and recorded on a settlement date basis, generally the second business day following the transaction date. This is not materially different from the trade date.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts on the respective advisory platform. The Company provides ongoing investment advice as well as brokerage and execution services on transactions, and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the respective advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined. The Company provides advisory services to clients on its respective advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations and has control over determining the fees. Advisors assist the Company in performing its obligations. Fees are billed on a quarterly basis based on the account's value at the end of the quarter. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not at the time of sale because it is variable constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract).

Note 1 Summary of Significant Accounting Policies, continued

Interest Income

The Company earns interest income from client margin accounts and cash equivalents, net of operating expense.

Income Taxes

The Company is a qualified subchapter S subsidiary. The Parent has been approved to pay federal income taxes with an S corporation election. The Company and its affiliates are included in the consolidated federal income tax return filed by the Parent. Income taxes are calculated and paid by the shareholders of the Parent. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company is subject to income taxes in the State of Texas and files a combined return with the Parent. The Company's federal and state income tax returns generally remain subject to examination by the Internal Revenue Service and state authorities for three to four years from the date the return is filed.

Note 2 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $853,945 which was $804,945 in excess of its net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

Note 3 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material weaknesses in the procedures followed in adhering to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts. The Company is also considered a "Non-Covered Firm" under paragraph 74 of SEC Release 34-70073 by limiting its activities to those considered to be the activities of a "Non-covered Firm".

Note 4 Retirement Plan

The Company participates in the retirement plan (the "Plan") of a related company which covers substantially all employees. The Plan has a 401 (k) provision which allows employees with at least one year and 1,000 hours of service to make contributions. Employee contributions are matched up to 4% of participating compensation. Contributions exceeding 4% are at the discretion of the Plan sponsor. The Company made contributions of $30,917 to the Plan for the year ended December 31, 2024.

Note 5 Related Party Transactions

The Company has an expense sharing agreement with a related entity which covers rent, accounting services and equipment. The related party can affect the amount of these expenses to the Company.

Note 5 Related Party Transactions, continued

The following is a summary of the expenses incurred for 2024 which are included in lease and other shared expenses on the statement of income:

Premise lease	$	38,112
Equipment and maintenance		790
Accounting services		7,800
Total	$	46,702

Note 6 Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of December 31, 2024, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 Concentration Risk

The Company has maintained balances in deposit accounts at a financial institution in excess of federally insured limits.

Note 8 Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2024

Schedule I

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$	854,413
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		854,413
Deductions and/or charges		
Non-allowable assets :		--
Net capital	$	854,413

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued liabilities	$	113,706
Total aggregate indebtedness	$	113,706

Schedule I (continued)

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 7,580
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 804,413
Net capital, less the greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 794,413
Ratio: Aggregate indebtedness to net capital	0.13 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II & III

<u>INVESTORS BROKERAGE OF TEXAS, LTD.</u>
<u>(A Subsidiary of Insurors.com, Inc.)</u>
<u>Computation for Determination of Reserve Requirements and</u>
<u>Information Relating To Possession or Control Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2024</u>

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

For the Year Ended December 31, 2024

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

For the Year Ended December 31, 2024

(INSERT)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESSMENT

(ATTACH THE SIGNED SIPC-7 REPORT – 2 PAGES)